THIS SCHEDULE 13D AMENDMENT WAS PREVIOUSLY FILED IN PAPER FORMAT
AND IS NOW BEING FILED (WITHOUT EXHIBITS) PURSUANT TO RULE
101(a)(2)(ii) OF REGULATION S-T AND RULE 13d-2(c) UNDER THE
SECURITIES EXCHANGE ACT OF 1934.


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                        ELXSI Corporation
---------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.001 per share
---------------------------------------------------------------
                 (Title of Class of Securities)

                           268613-205
---------------------------------------------------------------
                         (CUSIP Number)

                       Alexander M. Milley
      4209 Vineland Road, Suite J-1, Orlando, Florida 32811
                         (407) 849-1090
---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        January 13, 1995
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement

[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 2 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Alexander M. Milley
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS

      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   920,432**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               920,432**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      920,432**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      IN
_________________________________________________________________
** Includes: (i) shares held by other persons joining in this filing; and (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 3 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Milley Management Incorporated
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   342,932**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               342,932**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      342,932**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.2%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________
** Includes: (i) shares held by another person joining in this filing; and (ii) shares that Milley Management Incorporated has the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 4 of __ Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ELX Limited Partnership
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      N/A
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   480,000**
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               480,000**
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      480,000**
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.0%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      PN
_________________________________________________________________
** Includes shares that ELX Limited Partnership has the right to acquire.
PAGE

                               SCHEDULE 13D

CUSIP No.   268613-205                         Page 5 of 19 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Cadmus Corporation
_________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
3)  SEC USE ONLY

_________________________________________________________________
4)  SOURCE OF FUNDS
      AF
_________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
_________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
_________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   169,147
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               169,147
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      169,147
_________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.5%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
      CO
_________________________________________________________________

PAGE

     Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), and Cadmus Corporation, a Massachusetts corporation ("Cadmus"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the "Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 Statement ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6") and the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

     The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 (the "Later Filings") were executed and filed by AMM, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May
1994). This Amendment No. 8 ("Amendment No. 8") is being executed and filed, by AMM, MMI, ELX and Cadmus (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and/or this Amendment No. 8 relates solely to the Amended Statement Filers and other entities who joined in the execution and filing thereof, and not to any of such other persons or entities who joined in the Earlier Filings.

Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities, (ii) the timeliness of any such filing, and
(iii) the completeness and accuracy of any such report or information.

     This Amendment No. 8 is being filed in order to report the purchase on January 13, 1995 by MMI and Cadmus of 5,000 shares each of Common Stock in the over-the-counter market (the "January
1995 O-T-C Purchases").

     Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 3.   Source and Amount of Funds or Other Consideration

     The source of the funds for the January 1995 O-T-C Purchases, totalling $51,250 ($25,625 each for MMI and Cadmus; or $5.125 per share), were loans of $30,000 made by AMM to each of MMI and Cadmus (the "January 1995 Purchase Loans"). The terms of such Loans are as follows: (A) twenty-year maturity with all interest and principal payable in cash at that time; and (B) interest accruing (x) for the first three years at 15% per annum, and (y) thereafter, at 2% above the "prime" or "reference" rate of interest per annum then charged or chargeable under the then-principal senior bank loan agreement of the Issuer (or a subsidiary thereof).

Item 4.   Purpose of Transaction

     The purpose of the January 1995 O-T-C Purchases was to increase MMI's and Cadmus's investment in the Issuer at a time when shares of Common Stock were available at what they considered to be a favorable price.

   (a) From time to time after the date hereof any one or more of AMM, MMI, ELX and Cadmus may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

     (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 920,432. Of these shares: (i) 20,000 are outstanding shares held directly by AMM; (ii) 77,500 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM under the Issuer's 1993 Incentive Stock Option Plan; (iii) 55,023 are outstanding shares held by MMI; (iv) 118,762 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; (v) 369,800 are outstanding shares held by ELX; (vi) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares granted by Continental Illinois Equity Corporation; and (vii) 169,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approxi-mately 19.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX and Cadmus.

     MMI. The aggregate number of shares of Common Stock benefi-cially owned by MMI is 342,932. Of these shares: (i) 55,023 are outstanding shares held directly by MMI; (ii) 118,762 are purchasable upon exercise of presently exercisable warrants issued by the Issuer and held by MMI; and (iii) 169,147 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 7.2% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

     ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 480,000. Of these shares:
(i) 369,800 are outstanding shares held directly by ELX; and
(ii) 110,200 are purchasable upon exercise of presently exercisable options held by ELX on outstanding shares granted by Continental Illinois Equity Corporation. On a percentage basis these shares represent approximately 10.0% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 169,147, consisting entirely of outstanding shares held directly by Cadmus. On a percentage basis these shares represent approximately 3.5% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

     (b) Each of AMM, MMI, ELX and Cadmus has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. AMM's beneficial ownership of shares held (or subject to options or warrants held) by (i) MMI arises solely from his capacity as director, President and majority stockholder thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, and (iii) Cadmus arises solely from his capacity as director, President and (through his majority ownership of MMI) controlling shareholder thereof; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as held directly by MMI, ELX or Cadmus. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as the controlling shareholder thereof. This filing shall not be construed as an admission that MMI, ELX or Cadmus is, for purposes of Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as held directly by any other Amended Statement Filer, and each of MMI, ELX and Cadmus hereby disclaims beneficial ownership of such shares.

   (c) On January 13, 1995 MMI and Cadmus each purchased 5,000 shares of Common Stock through ordinary brokerage transactions executed in the over-the-counter market at a price of $5.125 per share net to such entities effected (these being the "January 1995 O-T-C Purchases").

Item 6.   Contracts, Arrangements, Understanding or Relationships
          With Respect to Securities of the Issuer

     January 1995 Purchase Loans. The terms of the two January 1995 Purchase Loans are memorialized in two identical (except as to the identity of the "Payor" party) Promissory Notes made and executed by MMI and Cadmus (respectively) in the form attached hereto as Exhibits B and C (respectively). Reference is hereby made to the terms of such Loan and Notes as described in Item 3 hereinabove and in such Exhibits B and C, which descriptions are hereby incorporated herein by reference in response to this Item.

     ELX.  The Agreement of Limited Partnership of ELX (filed as
Exhibit I to the Original Statement) is currently in the process of being amended, but the form and substance of all of its provisions, as so amended, have not yet been definitively determined. However, it is known that ELX and its business will continue to be conducted solely by its general partner, AMM, and that he will be given all of the rights and powers of a general partner under Delaware's limited partnership statute, including the right to exercise options to purchase and otherwise acquire Common Stock, to vote Common Stock and to dispose of Common Stock. All the various rights, powers, duties and obligations of the partners in ELX will be as set forth in the definitive version of the Agreement of Limited Partnership (as so amended), and such document will be filed as an exhibit to a future amendment to the Amended Statement no later than the time that such an amendment may otherwise be required to be filed under the Exchange Act.

Item 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated October 8, 1993, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation, Winchester National, Inc. and Winter Pond Limited Partners, L.P. (incorporated by reference to Exhibit A to Amendment No. 5)

     Exhibit B  -  Form of Milley Management Incorporated $30,000
Promissory Note payable to the order of Alexander M. Milley dated
January 13, 1995

     Exhibit C  -  Form of Cadmus Corporation $30,000 Promissory
Note payable to the order of Alexander M. Milley dated January
13, 1995

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 1995

                              MILLEY MANAGEMENT
                                INCORPORATED


/s/ Alexander M. Milley            By:/s/ Alexander M. Milley
    Alexander M. Milley,              Alexander M. Milley
    individually                      President



ELX LIMITED PARTNERSHIP            CADMUS CORPORATION



By:/s/ Alexander M. Milley         By:/s/ Alexander M. Milley
   Alexander M. Milley                Alexander M. Milley
   Sole General Partner               President